Exhibit 99.40

Sandspring announces new Indicated NI 43-101 Mineral Resource of 2.64 million ounces gold, 261 million pounds copper and 3.42 million ounces gold,
216 million pounds copper Inferred

September 15, 2010 – SANDSPRING RESOURCES LTD. (SSP: TSX-V) (“Sandspring” or the “Company”) is pleased to announce completion of an updated NI 43-101 compliant mineral resource estimate for the Toroparu gold-copper deposit in the Republic of Guyana, South America.

The single optimized open pit shell resource model features an Indicated mineral resource of 2.64 million oz. gold and 261.7 million pounds copper (3,293,000 ounces gold-equivalent) contained within 98,937,000 tonnes at a grade of 0.83g/t gold and 0.12% copper (Table 1).

An additional Inferred mineral resource of 3.42 million oz. gold and 216.1 million pounds copper (3,952,000 ounces gold-equivalent) is contained within 140,054,000 tonnes at a grade of 0.76 g/t gold and 0.07% copper (Table 1).

The new Toroparu gold-copper deposit mineral resource estimate was independently modeled by P&E Mining Consultants Inc. (“P&E”) as a potentially open-pittable deposit. The full NI 43-101 technical report may be viewed and will be publicly disclosed by Sandspring at www.sedar.com and on the Company’s website within 45 days of this press release.

Abraham Drost, P.Geo. President of Sandspring states: "The new mineral resource update adds approximately 2.5 million ounces of gold and 150 million lbs of copper in the Inferred category of a newly optimized, expanded pit shell.

The new optimized open pit resource model is still open to depth and mineralization extends along strike in both directions. Sandspring’s Toroparu Project continues to show considerable potential for additional resource growth on the stepout to the northwest. Pit optimization and exploration drilling continues at this time.

The new results add considerably to the scope of an internal preliminary economic assessment being prepared by the Company at this time and will delay the completion and public disclosure of a preliminary cash flow economic model and mine plan.”

Table 1: Toroparu Resource Estimate Within An Optimized Pit Shell (1) (2) (3) (4)

(1)
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues and are subject to the findings of a full feasibility study.

(2)
The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

(3)
The mineral resources in this press release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005.

(4)
The metal prices used in this estimate were an approximate 2 year trailing average as follows: Au US$1,009/oz, Cu $2.61/lb, Au:Cu ratio using 96% Au recovery and 95% Cu recovery was 1.76 Cu to Au. Mining costs were $1.75 per tonne of Fresh rock and $1.50 per tonne of Saprolite, Processing and G&A costs were $13/tonne for Fresh rock and $12.50/tonne for Saprolite. Pit optimization slopes were 50 degrees.

The original Toroparu mineral resource estimate (October 26, 2008) was calculated from deposit-specific mineralized intercepts in 29 NQ diamond drill holes, totaling 9,493 metres and by 16 mineralized trenches. The June, 2010 mineral resource update was calculated from deposit-specific mineralized intercepts from an additional 37 NQ diamond drill holes (TPD-30 to TPD-66) totaling 17,604 metres. The current mineral resource estimate was calculated from deposit-specific mineralized intercepts extracted from an additional 27 NQ diamond drill holes (TPD-67 to TPD-93) totaling 14,562 metres. A total drill hole database of 41,659m in 93 holes was used to expand and optimize the grade and tonnage parameters into an NI 43-101 compliant Toroparu gold-copper resource model (Figure 1). Mineralization is open in all directions.

Figure 1: Drill collar locations for drill holes 67-93 relative to Updated Resource Model Contour

Developing the Toroparu Deposit Horizon and targeting along-strike extensions

SANDSPRING RESOURCES LTD.

Surface Gradient Induced Polarization (IP) Data

NI 43-101 optimized open pit model resource contour
Total Chargeability
ETK Inc
Toroparu Project
Guyana
Gradient IP Survey - Total Chargeability
Insight Geophysics Inc

Analytical testing and reporting of quantitative assays for holes TPD‐030 to TPD‐050 was performed independently by Activation Laboratories (ActLabs), an ISO accredited sample preparation facility in Georgetown, Guyana and analytical facility in Caracas, Venezuela with head office based in Toronto, Ontario.

Analytical testing and reporting of quantitative assays for holes TPD-51 to TPD-93 was performed independently by Acme Analytical Laboratories Ltd. (AcmeLabs) with sample preparation facilities in Georgetown, Guyana and analytical facilities in Santiago, Chile and Vancouver, Canada with head office based in Vancouver, Canada. AcmeLabs is an ISO9001:2008 accredited laboratory for the tests reported herein.

A system of blank, standard and duplicate samples were added to the Toroparu sample stream by the Company to verify accuracy and precision of assay results, supplementing a variety of internal QA/QC tests performed by ActLabs and AcmeLabs.

Mr. Eugene Puritch, P.Eng. of P&E is an independent Qualified Person as defined by NI 43-101 and along with Mr. Brian, Ray, P.Geo., Exploration Manager and Qualified Person for

Sandspring, have approved release of the mineral resource estimate and technical content contained herein.

Additional information on Sandspring can be viewed on SEDAR under the Company’s profile at www.sedar.com or on Sandspring’s website at  www.sandspringresources.com.

For Further Information, Please Contact:

Mr. Abraham Drost, M.Sc., P.Geo. President/Director
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay ON Canada P7J-1H2
Tel: (807) 252-7800

This news release includes certain forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition, as well as management's objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon. Sandspring Resources Ltd. has an ongoing obligation to disclose material information as it becomes available.

The mineralized material in the Toroparu gold-copper deposit is currently classified as an Indicated and Inferred resource under Canadian securities disclosure standard National Instrument 43-101. Readers are cautioned that no part of the Toroparu Deposit’s mineralization is yet considered to be a minable reserve under Canadian or US mining securities disclosure standards. In both jurisdictions, a full feasibility study would be required, which would require more detailed studies. Additionally all necessary mining permits would be required in order to classify the project's mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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